Exhibit 99.6
CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
 SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Annual Report of Americas Silver Corporation (the “Company”) on Form 40-F for the period ended December 31, 2016 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Darren Blasutti, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:
            (1)        The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
            (2)        The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.
Date: March 30, 2017	By:	/s/ Darren Blasutti Darren Blasutti President and Chief Executive Officer (Principal Executive Officer)
A signed original of this written statement required by Section 906 has been provided to Americas Silver Corporation and will be retained by Americas Silver Corporation and furnished to the Securities and Exchange Commission or its staff upon request.